Exhibit 99.2

WESTERN WIND ENERGY CORP.

Suite 1326 – 885 West Georgia Street	Telephone: (604) 685-WIND (9463)
Vancouver, BC V6C 3E8	Facsimile: (604) 685-9441
www.westernwindenergy.com

N E W S   R E L E A S E

March 18, 2008

Toronto Venture Exchange Symbol: “WND”

Issued and Outstanding: 29,378,218

ONGOING NEGOTIATIONS FOR PROJECT FINANCING, TURBINE DELIVERY AND CONSTRUCTION FUNDING

Western  Wind  Energy  Corporation  (“Western  Wind  Energy”)  is  pleased  to  announce  that  it  is  in  ongoing negotiations with several parties regarding funding for the build-out of Western Wind’s 120  MW  Windstar  Project  in  Tehachapi,  California.    The  parties  include  affiliates  of  wind  turbine  manufacturers and national energy companies with current supplies of wind turbines.  Also, included  in the funding discussions is the expansion of the Mesa Project, from 30 MW to 50 MW.  This new  construction totals up to 170 MW of new facilities.

The dynamics of the project economics call for a direct project cost of between $2.3 - $2.5 million  per megawatt with a further project developer profit payable to Western Wind Energy for up to $1  million per megawatt or up to $170 million of net present value potential profit payable to Western  Wind Energy.

Unlike the financing of Canadian wind energy projects, none of these financing structures in the US  involve  the  sale  of  corporate  equity.   The  sale  of  corporate  equity  is  not  required  in  US  project  finance structures.   All equity and potential debt facilities can be done at the project level allowing  the  corporate  parent,  Western  Wind  Energy  to  remain  dilution  free  during  this  capital-intensive  process.

Pacific  Hydro  Pty.  Limited  has  agreed  to  provide  an  extension  of  the  repayment  of  the  Mesa  acquisition loan from the current repayment date of April 28, 2008 to June 24, 2008 in exchange for  a $100,000 extension fee.   This will allow Western Wind Energy ample time to support adequate  process for extracting the best value for the Western Wind Energy shareholder.

Jeffrey  Ciachurski,  CEO  of  Western  Wind  Energy  states,  “Mesa  and  Windstar  are  the  most  financially  lucrative  wind  opportunities  in  North  America.   Each  project  is  blessed  with  the  best  wholesale power rates on the continent and coupled with the record setting 9.92 meter per second  wind regime at Mesa, which is the highest wind energy resource anywhere on the continent, project  economics generate discounted net present values of approximately  $1 million per megawatt.  With  $170  million  of  profit  potential  to  be  negotiated,  it  is  of  the  utmost  importance  that  we  have  the  adequate  time  to  negotiate  the  best  deal  for  all  of  the  Western  Wind  Energy  shareholders.   The  California market has allowed us to build some of the best assets in the wind energy marketplace,  own a fleet of over 500 wind turbines in production capacity and yet, have only 29 million shares  issued and outstanding.”

With no coal production in the State of California, California derives all of its fossil fuel electrical  production from oil and gas.  California has rightfully decided not to subsidize coal production as the  true cost of electrical generation is reflected in the State’s energy prices.

Western Wind Energy is North America’s largest publicly traded non-income trust producer of pure  wind  energy.   Western  Wind  Energy  has  the  capacity  to  produce  34.5  MW  of  clean  renewable  electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San  Gorgonio Pass (Palm Springs), California with annualized energy output capacity of approximately  70 billion watt hours per year.

Western  Wind  Energy  also  has  over  145  MW  of  expansion  power  sales  agreements  with  the  associated  projects  in  the  late  stages  of  development.  In  addition,  Western  Wind  Energy  has  a  credible pipeline of over 1,300 MW of site locations in the State of California. During the past two  years,  Western  Wind  Energy  has  executed  or  acquired  over  $1  billion  of  power  sales  agreements  totaling 145 megawatts from the sale of wind energy electrical generation. Western Wind Energy  was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from  management's 27-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology  for the production of electricity from wind energy.   Western Wind Energy conducts its operations  through  its  wholly  owned  subsidiaries  in  Arizona  and  California.   Management  of  Western  Wind  Energy includes individuals involved in the operations and ownership of utility scale wind energy  facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or  accuracy of  this news release.

Certain  statements  included  herein  are  "forward-looking  statements"  as  defined  by  the  Private  Securities  Litigation  Reform  Act  of  1995.   Management  cautions  that  forward-looking  statements  are  not  guarantees  and  that  actual  results  could  differ  materially  from  those  expressed  or  implied  in  the  forward-looking  statement.   Important factors that could cause the actual results of operations or financial condition of the  Company  to  differ  include,  but  are  not  necessarily  limited  to,  the  risks  and  uncertainties  discussed  in  documents filed by the Company with the Securities and Exchange Commission.